UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2013

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                     .

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX REPORTS STRONGER EBITDA IN THE SECOND QUARTER

JULY 24, 2013

For the second quarter of 2013, Methanex reported Adjusted EBITDA1 of $157 million and Adjusted net income1 of $99 million ($1.02 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $149 million and Adjusted net income1 of $88 million ($0.92 per share on a diluted basis1) for the first quarter of 2013.

John Floren, President and CEO of Methanex commented, “The higher methanol pricing environment in the second quarter contributed to stronger EBITDA and earnings. Entering the third quarter, we continue to move forward on a number of growth projects. These projects are expected to expand our annual operating capacity by approximately three million tonnes over the next three years, representing a 60% capacity increase.”

Mr. Floren added, “We are making solid progress on our initiatives in both New Zealand and Medicine Hat, which will add up to one million tonnes of annual production capacity by the end of 2013. Our project to relocate the first one million tonne plant from Chile to Geismar, Louisiana is on track to be completed by the end of 2014 with the second one million tonne plant in Geismar expected to be operational in early 2016.”

Mr. Floren concluded, “This is an exciting time for our business as these growth projects offer significant upside to our earnings and cash flows. With over US$700 million of cash on hand, an undrawn credit facility, a robust balance sheet and strong cash flow generation, we are well positioned to grow our business and deliver on our commitment to return excess cash to shareholders.”

A conference call is scheduled for July 25, 2013 at 12:00 noon ET (9:00 am PT) to review these second quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 695-6616, or toll free at (800) 766-6630. A playback version of the conference call will be available until August 15, 2013 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 3021008. Presentation slides summarizing Q2-13 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Effective July 19, 2013, Methanex shares are no longer listed for trading on the Santiago Stock Exchange.

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2013 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Second Quarter 2013 Management’s Discussion and Analysis for more information.

[1]

Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 of the attached Interim Report for the three months ended June 30, 2013 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock

Director, Investor Relations

Tel: 604.661.2600

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars

CIBC Mellon Trust Company

320 Bay Street

Toronto, Ontario Canada M5H 4A6

Toll free in North America:  1-800-387-0825

Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations

1800 - 200 Burrard Street

Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free: 1-800-661-8851

At July 24, 2013 the Company had 95,360,640 common shares issued and outstanding and stock options exercisable for 2,996,690 additional common shares.

SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income[1] and the calculation of Adjusted net income per common share[1] is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2013	Mar 31 2013	Jun 30 2012	Jun 30 2013	Jun 30 2012
Net income attributable to Methanex shareholders	$54	$60	$52	$114	$74
Mark-to-market impact of share-basedcompensation, net of tax	9	28	(10)	36	7
Geismar project relocation expenses, net of tax	22	—	2	22	2
Write-off of oil and gas rights, net of tax	14	—	—	14	—

Adjusted net income [1]	$99	$88	$44	$186	$83

Diluted weighted average shares outstanding (millions)	96	96	95	96	95
Adjusted net income per com m on share [1]	$1.02	$0.92	$0.47	$1.94	$0.88

•

We recorded Adjusted EBITDA[1] of $157 million for the second quarter of 2013 compared with $149 million for the first quarter of 2013. The increase in Adjusted EBITDA[1] was primarily due to an increase in average realized price to $425 per tonne for the second quarter of 2013 from $412 per tonne for the first quarter of 2013.

•	Production for the second quarter of 2013 was 1,035,000 tonnes compared with 1,057,000 tonnes for the first quarter of 2013. Refer to the Production Summary section on page 3.

•	Sales of Methanex-produced methanol were 1,021,000 tonnes in the second quarter of 2013 compared with 1,024,000 in the first quarter of 2013.

•

During the second quarter of 2013, we reached a final investment decision to proceed with the relocation of a second 1.0 million tonne Chile facility to the Geismar site. We expect the 1.0 million tonne Geismar II facility will be operational by early 2016. During the second quarter of 2013, we recorded a $34 million expense ($22 million after-tax) to earnings related to Geismar II project relocation expenses that are not eligible for capitalization. The Geismar I facility remains on track to be operational by the end of 2014.

•

We continue to make good progress with our projects to expand operating capacity in Medicine Hat and New Zealand. We expect our Medicine Hat debottlenecking project will add 90,000 tonnes of annual capacity by the end of the third quarter of 2013 and that we will be able to operate our New Zealand operations at their full annual production capacity of 2.4 million tonnes by the end of 2013, depending on natural gas composition. During the second quarter of 2013 we contracted additional natural gas in New Zealand that represents approximately 600,000 tonnes of methanol production.

•	During the second quarter of 2013, we recorded a $17 million non-cash charge ($14 million after-tax) to earnings to write off oil and gas rights in New Zealand.

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Second Quarter 2013 Management’s Discussion and Analysis (“MD&A”) dated July 24, 2013 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended June 30, 2013 as well as the 2012 Annual Consolidated Financial Statements and MD&A included in the Methanex 2012 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2012 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2013, we adopted new IFRS standards related to consolidation and joint arrangement accounting. Under these new standards, our 63.1% interest in the Atlas entity, which was previously proportionately consolidated in our financial statements, is accounted for using the equity method. This change has been applied retrospectively. As a result, amounts related to Atlas are no longer included in individual line items in our consolidated financial statements and the net assets and net earnings are presented separately. For purposes of analyzing our consolidated financial results in this MD&A, the Adjusted EBITDA from our 63.1% interest in the Atlas entity is included in Adjusted EBITDA.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions, except per share amounts and where noted)	Jun 30 2013	Mar 31 2013	Jun 30 2012	Jun 30 2013	Jun 30 2012
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,035	1,057	1,034	2,092	1,979
Sales volumes (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,021	1,024	1,001	2,045	1,927
Purchased methanol	749	588	569	1,337	1,260
Commission sales [1]	242	219	276	461	474

Total sales volumes	2,012	1,831	1,846	3,843	3,661
Methanex average non-discounted posted price ($ per tonne) [2]	494	474	452	484	444
Average realized price ($ per tonne) [3]	425	412	384	418	383
Adjusted EBITDA (attributable to Methanex shareholders) [4]	157	149	113	307	206
Adjusted cash flows from operating activities (attributable to Methanex shareholders) [4]	158	127	110	286	199
Cash flows from operating activities	125	118	140	243	214
Adjusted net income (attributable to Methanex shareholders) [4]	99	88	44	186	83
Net income attributable to Methanex shareholders	54	60	52	114	74
Adjusted net income per common share (attributable to Methanex shareholders) [4]	1.02	0.92	0.47	1.94	0.88
Basic net income per common share (attributable to Methanex shareholders)	0.57	0.64	0.56	1.21	0.80
Diluted net income per common share (attributable to Methanex shareholders)	0.56	0.63	0.50	1.19	0.78
Common share information (millions of shares):
Weighted average number of common shares	95	95	94	95	93
Diluted weighted average number of common shares	96	96	95	96	95
Number of common shares outstanding, end of period	95	95	94	95	94

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[4]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q2 2013		Q1 2013	Q2 2012	YTD Q2 2013	YTD Q2 2012
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	361	309	210	670	384
Atlas (Trinidad) (63.1% interest)	281	201	248	264	449	391
Titan (Trinidad)	218	169	181	196	350	411
Egypt (60% interest)	190	163	133	164	296	366
Medicine Hat (Canada)	118	129	131	118	260	232
Chile I and IV	450	12	55	82	67	195
Geismar I and II (Louisiana, USA) [3]	500	—	—	—	—	—

	2,365	1,035	1,057	1,034	2,092	1,979

[1]

The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies. Actual production for a facility in any given year may be higher or lower than annual production capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

[2]

The annual production capacity of New Zealand represents the two 0.85 million tonne facilities at Motunui and the 0.53 million tonne facility at Waitara Valley. The current operating capacity of the Motunui facilities is 1.5 million tonnes due to distillation capacity constraints (refer to New Zealand section below).

[3]

We are relocating two idle Chile facilities to Geismar, Louisiana. The Geismar I facility is expected to be operational by the end of 2014 and the Geismar II facility is expected to be operational in early 2016.

New Zealand

Our New Zealand methanol facilities produced 361,000 tonnes of methanol in the second quarter of 2013 compared with 309,000 tonnes in the first quarter of 2013. During the first quarter of 2013, the Motunui facilities suffered an equipment failure which resulted in an unplanned outage and lost production of approximately 60,000 tonnes. The facility was repaired and the Motunui facilities returned to operation at the end of March 2013. We are in the process of restarting the Waitara Valley facility and debottlenecking the Motunui facilities which we expect will allow us to produce at the site’s full annual production capacity of up to 2.4 million tonnes, depending on natural gas composition, by the end of 2013. During the second quarter of 2013, we contracted additional natural gas in New Zealand that represents approximately 600,000 tonnes of methanol production.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 875,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,125,000 tonnes (63.1% interest). The Titan facility produced 169,000 tonnes in the second quarter of 2013 compared with 181,000 tonnes in the first quarter of 2013 and the Atlas facility produced 201,000 tonnes in the second quarter of 2013 compared with 248,000 tonnes in the first quarter of 2013. During the second quarter of 2013, lost production at the Titan and Atlas facilities as a result of unplanned outages was approximately 28,000 tonnes and 29,000 tonnes, respectively.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company of Trinidad and Tobago (NGC) and downstream demand from NGC’s customers, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt

The Egypt methanol facility produced 163,000 tonnes (60% interest) in the second quarter of 2013 compared with 133,000 tonnes in the first quarter of 2013. Production during the second quarter of 2013 and the first quarter of 2013 was impacted by natural gas supply restrictions.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 which have resulted in production below full capacity. This situation may persist in the future and become more acute during the summer months when electricity demand is at its peak. Refer to page 25 of our 2012 Annual Report for further details.

Medicine Hat, Canada

Our 470,000 tonne per year facility in Medicine Hat, Alberta produced 129,000 tonnes in the second quarter of 2013 compared with 131,000 tonnes during the first quarter of 2013. The Medicine Hat facility is currently able to produce above stated production capacity due to the age of its catalyst and the composition of the natural gas feedstock. We are currently debottlenecking the Medicine Hat facility which we expect will add a further 90,000 tonnes of annual production capacity by the end of the third quarter of 2013.

Chile

During the second quarter of 2013, we produced 12,000 tonnes in Chile compared with 55,000 tonnes in the first quarter of 2013. In addition to our own production, early in the second quarter we continued to receive some natural gas from Argentina under an arrangement whereby we process the natural gas received and return the methanol produced to Argentina. Under this arrangement, our Chile operations produced an additional 18,000 tonnes during the second quarter of 2013 compared with 6,000 tonnes during the first quarter of 2013.

As a result of insufficient natural gas feedstock from Chile and Argentina during the southern hemisphere winter, we idled our Chile operations at the end of April 2013. We are optimistic that we will secure sufficient natural gas from Empresa Nacional del Petroleo (ENAP) and others to restart our operations later in 2013.

The future of our Chile operations is primarily dependent on the level of exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

Geismar, Louisiana

We are in the process of relocating the idle Chile II and Chile III facilities to Geismar, Louisiana (Geismar I and Geismar II). The 1.0 million tonne Geismar I facility is expected to be operational by the end of 2014 and the 1.0 million tonne Geismar II facility is expected to be operational in early 2016. During the second quarter of 2013, we incurred $54 million of capital expenditures related to these projects. In addition, under IFRS, certain costs associated with relocating an asset are not eligible for capitalization and are required to be charged directly to earnings. During the second quarter of 2013, $34 million ($22 million after-tax) of Geismar II project relocation expenses were not eligible to be capitalized and were charged directly to earnings.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the second quarter of 2013 we recorded Adjusted EBITDA of $157 million and Adjusted net income of $99 million ($1.02 per share on a diluted basis). This compares with Adjusted EBITDA of $149 million and Adjusted net income of $88 million ($0.92 per share on a diluted basis) for the first quarter of 2013.

For the second quarter of 2013, we reported net income attributable to Methanex shareholders of $54 million ($0.56 per share on a diluted basis) compared with net income attributable to Methanex shareholders for the first quarter of 2013 of $60 million ($0.63 income per share on a diluted basis).

Effective January 1, 2013, we adopted new IFRS standards related to consolidation and joint arrangement accounting. Under these new standards, our 63.1% interest in the Atlas entity, which was previously proportionately consolidated in our financial statements, is accounted for using the equity method. This change has been applied retrospectively. As a result, amounts related to Atlas are no longer included in individual line items in our consolidated financial statements and the net assets and net earnings are presented separately. For purposes of analyzing our consolidated financial results in this MD&A, the Adjusted EBITDA from our 63.1% interest in the Atlas entity is included in Adjusted EBITDA. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (60% interest) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items which are considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a further discussion on how we calculate these measures.

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2013	Mar 31 2013	Jun 30 2012	Jun 30 2013	Jun 30 2012
Net income attributable to Methanex shareholders	$54	$60	$52	$114	$74
Mark-to-market impact of share-based compensation, net of tax	9	28	(10)	36	7
Geismar project relocation expenses, net of tax	22	—	2	22	2
Write-off of oil and gas rights, net of tax	14	—	—	14	—

Adjusted net income [1]	$99	$88	$44	$186	$83

Diluted weighted average shares outstanding (millions)	96	96	95	96	95
Adjusted net income per common share [1]	$1.02	$0.92	$0.47	$1.94	$0.88

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, Geismar project relocation expenses, write-off of oil and gas rights, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2013	Mar 31 2013	Jun 30 2012	Jun 30 2013	Jun 30 2012
Consolidated statements of income:
Revenue	$733	$652	$613	$1,385	$1,267
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(571)	(497)	(487)	(1,068)	(1,022)
Adjusted EBITDA of associate (Atlas) [1]	18	9	12	27	9

	180	164	138	344	254
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [2]	157	149	113	307	206
Attributable to non-controlling interests	23	15	25	37	48

	180	164	138	344	254
Mark-to-market impact of share-based compensation	(9)	(31)	11	(40)	(7)
Depreciation and amortization	(29)	(30)	(38)	(59)	(74)
Geismar project relocation expenses	(34)	—	(4)	(34)	(4)
Write-off of oil and gas rights	(17)	—	—	(17)	—
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	(12)	(8)	(11)	(20)	(15)
Finance costs	(15)	(15)	(17)	(30)	(33)
Finance income and other expenses	3	(2)	—	1	2
Income tax expense	(1)	(12)	(13)	(13)	(24)

Net income	$66	$66	$66	$132	$99

Net income attributable to Methanex shareholders	$54	$60	$52	$114	$74

[1]

Earnings of associate has been divided into an amount included in Adjusted EBITDA and an amount excluded from Adjusted EBITDA. The amount excluded from Adjusted EBITDA represents depreciation and amortization, finance costs, finance income and other expenses and income tax expense relating to earnings of associate.

[2]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

Adjusted EBITDA (Attributable to Methanex Shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 19.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q2 2013 compared with Q1 2013	Q2 2013 compared with Q2 2012	YTD Q2 2013 compared with YTD Q2 2012
Average realized price	$22	$72	$121
Sales volume	19	21	20
Total cash costs	(33)	(49)	(40)
Increase in Adjusted EBITDA	$8	$44	$101

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended			Six Months Ended
($ per tonne)	Jun 30 2013	Mar 31 2013	Jun 30 2012	Jun 30 2013	Jun 30 2012
Methanex average non-discounted posted price	494	474	452	484	444
Methanex average realized price	425	412	384	418	383

Methanol market conditions remained healthy and pricing increased in North America and Europe during the second quarter of 2013 (refer to Supply/Demand Fundamentals section on page 11 for more information). Our average non-discounted posted price for the second quarter of 2013 was $494 per tonne compared with $474 per tonne for the first quarter of 2013 and $452 per tonne for the second quarter of 2012. Our average realized price for the second quarter of 2013 was $425 per tonne compared with $412 per tonne for the first quarter of 2013 and $384 per tonne for the second quarter of 2012. The change in average realized price for the second quarter of 2013 increased Adjusted EBITDA by $22 million compared with the first quarter of 2013 and increased Adjusted EBITDA by $72 million compared with the second quarter of 2012. Our average realized price for the six months ended June 30, 2013 was $418 per tonne compared with $383 per tonne for the same period in 2012 and this increased Adjusted EBITDA by $121 million.

Sales volume

Methanol sales volumes excluding commission sales volumes were higher in the second quarter of 2013 compared with the first quarter of 2013 by 158,000 tonnes and with the second quarter of 2012 by 200,000 tonnes. Higher methanol sales volumes excluding commission sales volumes for these periods increased Adjusted EBITDA by $19 million and $21 million, respectively. For the six month period ended June 30, 2013 compared with the same period in 2012, methanol sales volumes excluding commission sales volumes were higher by 195,000 tonnes and this resulted in higher Adjusted EBITDA by $20 million.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

($ millions)	Q2 2013 compared with Q1 2013	Q2 2013 compared with Q2 2012	YTD Q2 2013 compared with YTD Q2 2012
Methanex-produced methanol costs	$(7)	$(25)	$(34)
Proportion of Methanex-produced methanol sales	(19)	(17)	—
Purchased methanol costs	(8)	(19)	(37)
Logistics costs	3	9	20
Other, net	(2)	3	11

	$(33)	$(49)	$(40)

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex-produced methanol costs

We purchase natural gas for the New Zealand, Trinidad, Egypt and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the second quarter of 2013 compared with the first quarter of 2013, Methanex-produced methanol costs were higher by $7 million primarily due to a change in the mix of production sold from inventory. For the second quarter of 2013 and six-month period ended June 30, 2013 compared with the same periods in 2012, Methanex-produced methanol costs were higher by $25 million and $34 million, respectively, primarily due to the impact of higher realized methanol prices on our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the second quarter of 2013 compared with the first quarter of 2013 and the second quarter of 2012, sales of Methanex-produced methanol made up a lower proportion of our total sales and this decreased Adjusted EBITDA by $19 million and $17 million, respectively.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Logistics costs

Logistics costs vary from period to period depending on the levels of production from each of our production facilities and the resulting impact on our supply chain. Over the past year, we have completed several initiatives that have reduced logistics costs and improved the efficiency of our supply chain. Logistics costs in the second quarter of 2013 were $9 million lower than the second quarter of 2012 and logistics costs for the six month period were $20 million lower than in the same period in 2012.

Other, net

We have commenced the process of building a manufacturing organization in Geismar, Louisiana. Under IFRS, costs incurred related to organizational build-up are not eligible for capitalization and are charged directly to earnings as incurred. During the second quarter of 2013, we incurred approximately $2 million of Geismar organizational build-up costs and expect that a total of approximately $35 million of these costs will be incurred.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
	2013	2013	2012	2013	2012
Methanex Corporation share price [1]	$42.84	$40.63	$27.84	$42.84	$27.84
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	$6	$6	$7	$12	$14
M ark-to -market impact due to change in share price	9	31	(11)	40	7

Total share-based compensation expense (recovery)	$15	$37	$(4)	$52	$21

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

The Methanex Corporation share price increased from $40.63 per share at March 31, 2013 to $42.84 per share at June 30, 2013. As a result of the increase in the share price and the resulting impact on the fair value of the outstanding units, we recorded a $9 million mark-to-market expense on share-based compensation in the second quarter of 2013. For the six month period ended June 30, 2013, we recorded a $40 million mark-to-market share-based compensation expense as a result of the increase in the share price from $31.87 at December 31, 2012 to $42.84 at June 30, 2013. For the second quarter of 2012, a decrease in the share price resulted in an $11 million mark-to-market recovery.

Depreciation and Amortization

Depreciation and amortization was $29 million for the second quarter of 2013 compared with $30 million for the first quarter of 2013 and $39 million for the second quarter of 2012. Depreciation and amortization for the six-month period ended June 30, 2013 was $59 million compared with $74 million for the same period in 2012. Depreciation and amortization is lower in 2013 compared with 2012 primarily as a result of the lower carrying value of our Chile assets due to the asset impairment charge recorded in the fourth quarter of 2012.

Write-off of Oil and Gas Rights

We partially funded two exploratory hydrocarbon wells in New Zealand in exchange for the right to purchase any natural gas discovered. Our share of the exploration costs incurred was $17 million. We have no future commitments under this arrangement. Based on exploration results to date and the outlook for natural gas deliveries under this arrangement, we have recorded a non-cash $17 million ($14 million after-tax) charge to earnings in the second quarter of 2013 to write off the carrying value of the asset.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2013	2013	2012	2013	2012
Finance costs before capitalized interest	$17	$16	$17	$33	$33
Less capitalized interest	(2)	(1)	—	(3)	—

Finance costs	$15	$15	$17	$30	$33

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes and limited recourse debt facilities. Capitalized interest relates to interest costs capitalized for the Geismar projects.

Finance Income and Other Expenses

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2013	2013	2012	2013	2012
Finance income and other expenses	$3	$(2)	$—	$1	$2

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

A summary of our income taxes for the second quarter of 2013 compared with the first quarter of 2013 is as follows:

	Three Months Ended		Three Months Ended
	June 30, 2013		March 31, 2013
		Adjusted Net		Adjusted Net
($ millions, except where noted)	Net Income	Income [1]	Net Income	Income [1]
Amount before income tax	$67	$114	$78	$102
Income tax expense	(1)	(15)	(12)	(14)

Amount after income tax	$66	$99	$66	$88

Effective tax rate	2%	14%	15%	14%

[1]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

For the second quarter of 2013, the effective tax rate was 2% compared with 15% for the first quarter of 2013. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational. The effective tax rate related to Adjusted net income was 14% for each of the first and second quarters of 2013.

We earn the majority of our pre-tax earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35% and in Egypt, the statutory tax rate is 25%. We have significant loss carryforwards in Canada and New Zealand which have not been recognized for accounting purposes and this had an impact on the effective tax rate of the second quarter of 2013 of approximately 10%. In addition, as the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is currently approximately 54 million tonnes on an annualized basis.

The outlook for methanol demand growth continues to be strong. Traditional chemical derivatives consume about two-thirds of global methanol demand and growth is correlated to industrial production.

Energy-related applications consume the remaining one third of global methanol demand, and the wide disparity between the price of crude oil and that of natural gas and coal has resulted in an increased use of methanol in energy-related applications, such as direct methanol blending into gasoline and DME and biodiesel production. Growth of direct methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by numerous provincial and national fuel-blending standards, such as M15 or M85 (15% methanol and 85% methanol, respectively).

Methanex Non-Discounted Regional Posted Prices 1

(US$ per tonne)	Jul 2013	Jun 2013	May 2013	Apr 2013
United States	532	532	532	516
Europe [2]	505	505	505	505
Asia	450	450	450	450

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€390 for Q3 2013 (Q2 2013 – €390) converted to United States dollars.

China is also leading the commercialization of methanol’s use as a feedstock to manufacture olefins. The use of methanol to produce olefins, at current energy prices, is proving to be cost competitive relative to the traditional production of olefins from naphtha. There are now five methanol-to-olefins (MTO) plants operating in China with the capacity to consume approximately seven million tonnes of methanol annually. While three of these plants are integrated and purchase methanol only to supplement their production, two of these plants are dependent on merchant methanol supply. We believe demand potential into energy-related applications and olefins production will continue to grow.

During the second quarter of 2013, overall market conditions remained healthy and prices in North America and Europe increased. Our average non-discounted price in the second quarter was $494 per tonne. Entering the third quarter of 2013, market conditions and methanol prices are stable. We recently announced our North American non-discounted price for August at $532 per tonne, which is unchanged from July.

Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. There is a 0.8 million tonne plant expected to restart in Channelview, Texas in 2013 and a 0.7 million tonne plant expected to start up in Azerbaijan in 2013. We are in the process of restarting our Waitara Valley facility and debottlenecking the Motunui facilities in New Zealand and these initiatives are expected to add up to 0.9 million tonnes of additional operating capacity by the end of 2013. We are relocating two idle Chile facilities to Geismar, Louisiana with the first 1.0 million tonne facility expected to start up by the end of 2014 and the second 1.0 million tonne facility expected to start up in early 2016. It has also been announced that a 1.3 million tonne plant in Clear Lake, Texas is targeted to start-up in 2015. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

Cash flows from operating activities in the second quarter of 2013 were $125 million compared with $118 million for the first quarter of 2013 and $140 million for the second quarter of 2012. Cash flows from operating activities for the six month period ended June 30, 2013 were $243 million compared with $214 million for the same period in 2012. The changes in cash flows from operating activities resulted from changes in the following:

	Q2 2013	Q2 2013	YTD Q2 2013
	compared with	compared with	compared with
($ millions)	Q1 2013	Q2 2012	YTD Q2 2012
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$8	$44	$101
Exclude change in Adjusted EBITDA of associate (Atlas)	(9)	(6)	(18)
Cash flows attributable to non-controlling interests	8	(2)	(11)
Changes in non-cash working capital	11	(25)	1
Income taxes paid	2	(4)	(5)
Geismar project relocation expenses	(34)	(30)	(30)
Share-based payments	18	4	(2)
Other	3	4	(7)

Increase (decrease) in cash flows from operating activities	$7	$(15)	$29

Adjusted cash flows from operating activities

Adjusted cash flows from operating activities, which includes an amount representing the cash flows associated with our 63.1% share of the Atlas facility and excludes the amount associated with the 40% non-controlling interest in the methanol facility in Egypt and changes in non-cash working capital, were $158 million in the second quarter of 2013 compared with $127 million for the first quarter of 2013 and $110 million for the second quarter of 2012. Adjusted cash flows for the six month period ended June 30, 2013 were $286 million compared with $199 million for the same period in 2012. The changes in Adjusted cash flows from operating activities resulted from changes in the following:

	Q2 2013	Q2 2013	YTD Q2 2013
	compared with	compared with	compared with
($ millions)	Q1 2013	Q2 2012	YTD Q2 2012
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$8	$44	$101
Income taxes paid	2	(4)	(5)
Share-based payments	18	4	(2)
Other	3	4	(7)

Increase in Adjusted cash flows from operating activities	$31	$48	$87

Refer to the Additional Information—Supplemental Non-GAAP Measures section on page 14 for a reconciliation of Adjusted cash flows from operating activities to the most comparable GAAP measure.

During the second quarter of 2013, we paid a quarterly dividend of $0.20 per share, or $19 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and retain financial flexibility. At June 30, 2013, our cash balance was $709 million, including $37 million related to the non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We have a strong balance sheet and an undrawn $400 million credit facility provided by highly rated financial institutions that expires in mid-2016.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to total approximately $110 million to the end of 2014, excluding the New Zealand operations. We are making good progress with our initiatives to increase operating capacity in Medicine Hat and New Zealand. Remaining capital expenditures for these projects to the end of 2013 are approximately $170 million. We are relocating two methanol plants from our Chile site to Geismar, Louisiana. During the second quarter of 2013, capital expenditures related to the Geismar projects were $54 million. Remaining capital expenditures related to the Geismar projects are approximately $850 million. We believe that we have the financial capacity to fund these growth initiatives with cash on hand, cash generated from operations and the undrawn bank facility.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

SHORT-TERM OUTLOOK

Entering the third quarter, market conditions and methanol prices are stable.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

For the three months ended June 30, 2013, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, operating income and Adjusted cash flows from operating activities. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes depreciation and amortization, finance costs, finance income and other expenses, income tax expense, mark-to-market impact of share-based compensation, Geismar project relocation expenses and write-off of oil and gas rights. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility and our 60% interest in the methanol facility in Egypt.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2013	Mar 31 2013	Jun 30 2012	Jun 30 2013	Jun 30 2012
Net income attributable to Methanex shareholders	$54	$60	$52	$114	$74
Mark-to-market impact of share-based compensation	9	31	(11)	40	7
Depreciation and amortization	29	30	38	59	74
Geismar project relocation expenses	34	—	4	34	4
Write-off of oil and gas rights	17	—	—	17	—
Finance costs	15	15	17	30	33
Finance income and other expenses	(3)	2	—	(1)	(2)
Income tax expense	1	12	13	13	24
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	12	8	11	20	15
Non-controlling interests adjustment [1]	(11)	(9)	(11)	(19)	(23)

Adjusted EBITDA (attributable to Methanex shareholders)	$157	$149	$113	$307	$206

[1]

These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with the 40% non-controlling interest in the methanol facility in Egypt and our 63.1% interest in the Atlas methanol facility.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational, including Geismar project relocation expenses and write-off of oil and gas rights. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2013	Mar 31 2013	Jun 30 2012	Jun 30 2013	Jun 30 2012
Net income attributable to Methanex shareholders	$54	$60	$52	$114	$74
Mark-to-market impact of share-based compensation	9	31	(11)	40	7
Geismar project relocation expenses	34	—	4	34	4
Write-off of oil and gas rights	17	—	—	17	—
Income tax recovery related to above items	(15)	(3)	(1)	(19)	(2)

Adjusted net income	$99	$88	$44	$186	$83

Diluted weighted average shares outstanding (millions)	96	96	95	96	95
Adjusted net income per common share	$1.02	$0.92	$0.47	$1.94	$0.88

Adjusted Cash Flows from Operating Activities (attributable to Methanex shareholders)

Adjusted cash flows from operating activities differs from the most comparable GAAP measure, cash flows from operating activities, because it includes cash flows associated with our 63.1% equity share of the Atlas facility and does not include cash flows associated with the 40% non-controlling interest in the methanol facility in Egypt or changes in non-cash working capital.

The following table shows a reconciliation of cash flows from operating activities to Adjusted cash flows from operating activities:

	Three M onths Ended			Six M onths Ended
($ millions)	Jun 30 2013	Mar 31 2013	Jun 30 2012	Jun 30 2013	Jun 30 2012
Cash flows from operating activities	$125	$118	$140	$243	$214
Add (deduct):
Cash flows related to associate (Atlas) [1]	18	9	12	27	9
Cash flows related to non -controlling interests [2]	(23)	(15)	(25)	(37)	(48)
Changes in non -cash working capital	4	15	(21)	19	20
Geismar project relocation expenses	34	—	4	34	4

Adjusted cash flows from operating activities (attributable to Methanex shareholders)	$158	$127	$110	$286	$199

[1]	Cash flows related to associate represents the cash flows from operating activities from our 63.1% equity share of the Atlas facility that is accounted for using the equity method.
[2]

Cash flows related to non-controlling interests represents the amount of cash flows from operating activities attributable to non-controlling interests that are consolidated in the financial statements.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
($ millions, except per share amounts)	Jun 30 2013	Mar 31 2013	Dec 31 2012	Sep 30 2012
Revenue	$733	$652	$668	$608
Adjusted EBITDA [1] [2]	157	149	119	104
Net income (loss) [1]	54	60	(140)	(3)
Adjusted net income [1] [2]	99	88	61	36
Basic net income (loss) per common share [1]	0.57	0.64	(1.49)	(0.03)
Diluted net income (loss) per common share [1]	0.56	0.63	(1.49)	(0.03)
Adjusted net income per share [1] [2]	1.02	0.92	0.64	0.38

	Three Months Ended
($ millions, except per share amounts)	Jun 30 2012	Mar 31 2012	Dec 31 2011	Sep 30 2011
Revenue	$613	$654	$696	$670
Adjusted EBITDA [1] [2]	113	93	133	111
Net income [1]	52	22	64	62
Adjusted net income [1] [2]	44	39	65	40
Basic net income per common share [1]	0.56	0.24	0.69	0.67
Diluted net income per common share [1]	0.50	0.23	0.68	0.59
Adjusted net income per share [1] [2]	0.47	0.41	0.69	0.43

[1]	Attributable to Methanex Corporation shareholders.
[2]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2013 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Second Quarter 2013 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures, including, without limitation, those to support natural gas exploration and development for our plants and the restart of our idled methanol facilities,

•	anticipated production rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•

ability to meet covenants or obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with upstream natural gas development and the finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•

commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of idle Chile methanol plants to Geismar, Louisiana (“Geismar”) and certain initiatives in New Zealand and Canada,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	the success of our natural gas exploration and development in Chile and our ability to procure economically priced natural gas in Chile, New Zealand, Trinidad, Canada and the United States,
•	production rates of our facilities,

•	receipt of remaining required permits in connection with our Geismar projects,

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

•

receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights or rights to purchase natural gas,

•	receipt of governmental approvals related to natural gas exploration rights,

•	the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar projects and our initiatives to increase production in New Zealand and Canada,
•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate,

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties, and

•	satisfaction of conditions precedent contained in the Geismar I natural gas supply agreement.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in Chile and New Zealand on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•

actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions,

•	satisfaction of conditions precedent contained in the Geismar I natural gas supply agreement, and

•	other risks described in our 2012 Management’s Discussion and Analysis and this Second Quarter 2013 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information—Supplemental Non-GAAP Measures section on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted cash flows from operating activities include an amount representing our 63.1% equity share in Atlas.

We own 60% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 40% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted cash flows from operating activities exclude the amount associated with the other investors’ 40% non-controlling interests.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 19
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2013	2012	2013	2012
		(As adjusted - note 12)		(As adjusted - note 12)
Revenue	$733,099	$613,783	$1,384,998	$1,267,321
Cost of sales and operating expenses	(580,116)	(474,892)	(1,108,111)	(1,027,856)
Depreciation and amortization	(28,953)	(38,564)	(58,770)	(73,965)
Geismar project relocation expenses (note 3)	(33,867)	(3,686)	(33,867)	(3,686)
Write-off of oil and gas rights (note 4)	(16,859)	—	(16,859)	—

Operating income	73,304	96,641	167,391	161,814
Earnings (loss) of associate (note 5)	6,017	1,315	7,303	(6,013)
Finance costs (note 7)	(14,618)	(17,590)	(30,069)	(33,623)
Finance income and other expenses	2,698	(281)	1,071	1,557

Income before income tax expense	67,401	80,085	145,696	123,735
Income tax expense:
Current	(23,276)	(10,853)	(27,667)	(16,150)
Deferred	21,726	(3,087)	14,055	(8,629)

	(1,550)	(13,940)	(13,612)	(24,779)

Net income	$65,851	$66,145	$132,084	$98,956

Attributable to:
Methanex Corporation shareholders	53,999	52,238	114,266	74,319
Non-controlling interests	11,852	13,907	17,818	24,637

	$65,851	$66,145	$132,084	$98,956

Income per share for the period attributable to Methanex Corporation shareholders
Basic net income per common share (note 8)	$0.57	$0.56	$1.21	$0.80
Diluted net income per common share (note 8)	$0.56	$0.50	$1.19	$0.78
Weighted average number of common shares outstanding (note 8)	95,116,950	93,781,404	94,817,234	93,445,231
Diluted weighted average number of common shares outstanding (note 8)	96,260,035	95,119,964	95,998,786	94,772,610

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 20
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2013	2012	2013	2012
Net income	$65,851	$66,145	$132,084	$98,956
Other comprehensive income (loss), net of taxes:
Items that may be reclassified to income:
Change in fair value of forward exchange contracts	(4,262)	(566)	(4,446)	(871)
Change in fair value of interest rate swap contracts	(4)	(747)	(300)	(3,360)
Realized loss on interest rate swap contracts reclassified to finance costs	2,792	2,766	5,383	5,702

	(1,474)	1,453	637	1,471

Comprehensive income	$64,377	$67,598	$132,721	$100,427

Attributable to:
Methanex Corporation shareholders	51,410	52,883	112,870	74,853
Non-controlling interests	12,967	14,715	19,851	25,574

	$64,377	$67,598	$132,721	$100,427

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 21
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

AS AT	Jun 30 2013	Dec 31 2012
		(As adjusted - note 12)
ASSETS
Current assets:
Cash and cash equivalents	$708,514	$727,385
Trade and other receivables	477,261	417,156
Inventories (note 2)	270,936	256,340
Prepaid expenses	31,228	25,588

	1,487,939	1,426,469
Non-current assets:
Property, plant and equipment (note 3)	1,902,849	1,762,873
Investment in associate (note 5)	192,052	184,665
Other assets	57,672	68,554

	2,152,573	2,016,092

	$3,640,512	$3,442,561

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$484,353	$377,666
Current maturities on long-term debt (note 6)	40,444	38,290
Current maturities on other long-term liabilities	53,612	30,322

	578,409	446,278
Non-current liabilities:
Long-term debt (note 6)	1,146,122	1,156,081
Other long-term liabilities	179,724	200,212
Deferred income tax liabilities	149,822	162,253

	1,475,668	1,518,546
Equity:
Capital stock	513,065	481,779
Contributed surplus	8,787	15,481
Retained earnings	883,336	805,661
Accumulated other comprehensive loss	(14,441)	(13,045)

Shareholders’ equity	1,390,747	1,289,876
Non-controlling interests	195,688	187,861

Total equity	1,586,435	1,477,737

	$3,640,512	$3,442,561

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 22
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

	Number of				Accumulated Other		Non-
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’	Controlling	Total
	Shares	Stock	Surplus	Earnings	Loss	Equity	Interests	Equity
Balance, December 31, 2011	93,247,755	$455,434	$22,281	$942,978	$(15,968)	$1,404,725	$197,238	$1,601,963
Net income	—	—	—	74,319	—	74,319	24,637	98,956
Other comprehensive income	—	—	—	—	534	534	937	1,471
Compensation expense recorded for stock options	—	—	403	—	—	403	—	403
Issue of shares on exercise of stock options	569,487	10,267	—	—	—	10,267	—	10,267
Reclassification of grant date fair value on exercise of stock options	—	3,891	(3,891)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(33,265)	—	(33,265)	—	(33,265)
Distributions to non-controlling interests	—	—	—	—	—	—	(12,659)	(12,659)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, June 30, 2012	93,817,242	469,592	18,793	984,032	(15,434)	1,456,983	211,153	1,668,136
Net income				(142,424)	—	(142,424)	8,893	(133,531)
Other comprehensive income (loss)				(1,135)	2,389	1,254	1,224	2,478
Compensation expense recorded for stock options	—	—	323	—	—	323	—	323
Issue of shares on exercise of stock options	492,728	8,552	—	—	—	8,552	—	8,552
Reclassification of grant date fair value on exercise of stock options	—	3,635	(3,635)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(34,812)	—	(34,812)	—	(34,812)
Distributions to non-controlling interests	—	—	—	—	—	—	(33,409)	(33,409)

Balance, December 31, 2012	94,309,970	481,779	15,481	805,661	(13,045)	1,289,876	187,861	1,477,737
Net income	—	—	—	114,266	—	114,266	17,818	132,084
Other comprehensive income (loss)	—	—	—	—	(1,396)	(1,396)	2,033	637
Compensation expense recorded for stock options	—	—	441	—	—	441	—	441
Issue of shares on exercise of stock options	1,018,520	24,151	—	—	—	24,151	—	24,151
Reclassification of grant date fair value on exercise of stock options	—	7,135	(7,135)	—	—	—	—	—
Dividend payments to Methanex
Corporation shareholders	—	—	—	(36,591)	—	(36,591)	—	(36,591)
Distributions to non-controlling interests	—	—	—	—	—	—	(13,024)	(13,024)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, June 30, 2013	95,328,490	$513,065	$8,787	$883,336	$(14,441)	$1,390,747	$195,688	$1,586,435

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 23
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2013	2012	2013	2012
		(As adjusted - note 12)		(As adjusted - note 12)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$65,851	$66,145	$132,084	$98,956
Add (deduct) loss (earnings) of associate	(6,017)	(1,315)	(7,303)	6,013
Add (deduct) non-cash items:
Depreciation and amortization	28,953	38,564	58,770	73,965
Write-off of oil and gas rights	16,859	—	16,859	—
Income tax expense	1,550	13,940	13,612	24,779
Share-based compensation expense (recovery)	15,694	(3,518)	52,007	21,540
Finance costs	14,618	17,590	30,069	33,623
Other	(765)	(2,828)	(301)	2,958
Income taxes paid	(6,568)	(3,211)	(15,351)	(10,285)
Other cash payments, including share-based compensation	(440)	(3,507)	(17,995)	(15,537)

Cash flows from operating activities before undernoted	129,735	121,860	262,451	236,012
Changes in non-cash working capital (note 10)	(3,986)	18,173	(19,023)	(22,021)

	125,749	140,033	243,428	213,991

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(19,057)	(17,357)	(36,591)	(33,265)
Interest paid, including interest rate swap settlements	(6,546)	(762)	(27,757)	(25,011)
Net proceeds on issue of long-term debt	—	—	—	246,548
Repayment of long-term debt and limited recourse debt	(1,213)	(612)	(19,480)	(17,766)
Equity contributions by non-controlling interests	—	—	1,000	1,000
Cash distributions to non-controlling interests	(7,759)	(3,254)	(13,024)	(15,999)
Proceeds from limited recourse debt	—	—	10,000	—
Proceeds on issue of shares on exercise of stock options	11,063	2,199	24,151	10,267
Other	(936)	(846)	(1,855)	(14,296)

	(24,448)	(20,632)	(63,556)	151,478

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(62,613)	(39,010)	(96,232)	(75,765)
Geismar plants under construction	(53,679)	(8,527)	(97,077)	(14,323)
Oil and gas assets	(6,132)	(5,154)	(13,788)	(11,955)
GeoPark repayments	1,174	3,409	8,038	10,039
Changes in non-cash working capital related to investing activities (note 10)	1,612	(14,147)	316	(1,315)

	(119,638)	(63,429)	(198,743)	(93,319)

Increase (decrease) in cash and cash equivalents	(18,337)	55,972	(18,871)	272,150
Cash and cash equivalents, beginning of period	726,851	557,623	727,385	341,445

Cash and cash equivalents, end of period	$708,514	$613,595	$708,514	$613,595

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 24
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to major international markets in Asia Pacific, North America, Europe and Latin America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in note 12 below. As described in note 12, the Company has adopted new International Financial Reporting Standards (IFRS) effective January 1, 2013 with retrospective application and as a result the comparative periods have been restated.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 24, 2013.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and six month periods ended June 30, 2013 is $544 million (2012—$424 million) and $1,013 million (2012—$919 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Plants Under Construction	Oil & Gas Properties	Other	Total
Cost at June 30, 2013	$2,947,580	$174,375	$85,685	$81,385	$3,289,025
Accumulated depreciation at June 30, 2013	1,277,773	—	76,364	32,039	1,386,176

Net book value at June 30, 2013	$1,669,807	$174,375	$9,321	$49,346	$1,902,849

Cost at December 31, 2012	$2,866,013	$75,238	$80,368	$68,906	$3,090,525
Accumulated depreciation at December 31, 2012	1,225,202	—	74,151	28,299	1,327,652

Net book value at December 31, 2012	$1,640,811	$75,238	$6,217	$40,607	$1,762,873

The Company is relocating two idle Chile facilities to Geismar, Louisiana with Geismar I expected to start up by the end of 2014 and Geismar II expected to start up in early 2016. During the three months ended June 30, 2013, the Company incurred capital expenditures related to the Geismar projects of $54 million. Remaining capital expenditures for these projects is estimated to be $850 million, excluding capitalized interest.

In addition, under IFRS, certain costs associated with relocating an asset are not eligible for capitalization and during the three months ended June 30, 2013, the Company charged $34 million of project relocation expenses ($22 million after-tax) to income.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 25
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Write-off of oil and gas rights

In New Zealand, the Company partially funded two exploratory hydrocarbon wells in exchange for the right to purchase any natural gas discovered. The Company’s share of the exploration costs incurred was $17 million and the Company has no future commitments under this arrangement. Based on the exploration results to date and the outlook for natural gas deliveries under this arrangement, the Company has recorded a non-cash $17 million ($14 million after-tax) charge to earnings in the second quarter of 2013 to write off the carrying value of the asset.

5.	Investment in Atlas methanol facility:

a)	The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. Effective January 1, 2013, the Company accounts for its interest in Atlas using the equity method (refer to note 12). Summarized financial information of Atlas (100% basis) is as follows:

Summarized Financial Information as at	Jun 30 2013	Dec 31 2012
Cash and cash equivalents	$11,731	$28,883
Other current assets	123,890	104,933
Non-current assets	389,400	407,362
Current liabilities	(37,520)	(65,005)
Long-term debt, including current maturities	(68,673)	(80,594)
Other long-term liabilities, including current maturities	(135,477)	(123,801)

Net assets at 100%	$283,351	$271,778

Net assets at 63.1%	$178,794	$171,492
Long-term receivable from Atlas	13,258	13,173

Investment in associate	$192,052	$184,665

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Summarized Financial Information	2013	2012	2013	2012
Revenue	$78,415	$88,312	$163,781	$115,196
Cost of sales and depreciation and amortization	(62,146)	(81,069)	(141,444)	(117,191)

Operating income (loss)	16,269	7,243	22,337	(1,995)
Finance costs, finance income and other expenses	(3,451)	(4,056)	(6,872)	$(8,270)
Income tax (expense) recovery	(3,283)	(1,104)	(3,892)	735

Net earnings (loss) at 100%	$9,535	$2,083	$11,573	$(9,530)

Earnings (loss) of associate at 63 .1%	$6,017	$1,315	$7,303	$(6,013)

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005 and 2006 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. The impact of the amounts in dispute for the 2005 and 2006 financial years is not significant. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 26
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Long-term debt:

	Jun 30	Dec 31
As at	2013	2012
Unsecured notes
$ 350 million at 3.25% due December 15, 2019	$344,117	$343,828
$ 250 million at 5.25% due March 1, 2022	246,490	246,326
$ 150 million at 6.00% due August 15, 2015	149,460	149,344

	740,067	739,498
Egypt limited recourse debt facilities	421,958	438,631
Other limited recourse debt facilities	24,541	16,242

Total long-term debt [1]	1,186,566	1,194,371
Less current maturities	(40,444)	(38,290)

	$1,146,122	$1,156,081

[1]	Long-term debt is presented net of deferred financing fees.

During the three months ended June 30, 2013, the Company made repayments on its other limited recourse debt facilities of $1.2 million.

At June 30, 2013, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.

7.	Finance costs:

	Three Months Ended		Six Months Ended
	Jun 30 2013	Jun 30 2012	Jun 30 2013	Jun 30 2012
Finance costs	$16,278	$17,590	$32,796	$33,623
Less capitalized interest related to Geismar plants under construction	(1,660)	—	(2,727)	—

	$14,618	$17,590	$30,069	$33,623

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction is capitalized until the plant is substantially completed and ready for productive use.

The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 27
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (TSARs) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

A reconciliation of the numerator used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2013	2012	2013	2012
Numerator for basic net income per common share	$53,999	$52,238	$114,266	$74,319
Adjustment for the effect of TSARs:
Cash settled recovery included in net income	—	(2,762)	—	—
Equity settled expense	—	(2,021)	—	—

Numerator for diluted net income per common share	$53,999	$47,455	$114,266	$74,319

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2013	2012	2013	2012
Denominator for basic net income per common share	95,116,950	93,781,404	94,817,234	93,445,231
Effect of dilutive stock options	1,143,085	1,225,970	1,181,552	1,327,379
Effect of dilutive TSARs	—	112,590	—	—

Denominator for diluted net income per common share	96,260,035	95,119,964	95,998,786	94,772,610

For the three month and six month periods ended June 30, 2013 and 2012, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2013	2012	2013	2012
Basic net income per common share	$0.57	$0.56	$1.21	$0.80
Diluted net income per common share	$0.56	$0.50	$1.19	$0.78

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 28
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Share-based compensation:

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options:

(i)	Outstanding units:

Information regarding units outstanding at June 30, 2013 is as follows:

	SARs		TSARs
	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2012	897,525	$28.63	1,815,535	$28.45
Granted	360,900	38.24	544,200	38.24
Exercised	(67,781)	27.43	(23,400)	27.41
Cancelled	(5,500)	30.86	—	—

Outstanding at March 31, 2013	1,185,144	$31.62	2,336,335	$30.74

Exercised	(30,395)	26.06	(8,000)	26.88
Cancelled	—	—	(2,700)	31.73

Outstanding at June 30, 2013	1,154,749	$31.76	2,325,635	$30.75

	Stock Options
	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2012	2,982,947	$19.97
Granted	75,600	38.24
Exercised	(587,689)	22.13
Cancelled	(48,128)	16.13

Outstanding at March 31, 2013	2,422,730	$20.09

Exercised	(430,831)	25.10

Outstanding at June 30, 2013	1,991,899	$19.01

	Units Outstanding at June 30, 2013			Units Exercisable at June 30, 2013
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to 29.18	4.2	474,049	$26.86	377,405	$26.43
$31.73 to 38.24	6.2	680,700	35.18	97,740	31.73

	5.4	1,154,749	$31.76	475,145	$27.52

TSARs:
$23.36 to 29.18	4.1	1,149,145	$26.66	982,131	$26.30
$31.73 to 38.24	6.1	1,176,490	34.74	208,460	31.73

	5.1	2,325,635	$30.75	1,190,591	$27.25

Stock options:
$6.33 to 11.56	2.7	830,290	$6.39	830,290	$6.39
$20.76 to 38.24	2.2	1,161,609	28.02	1,008,959	27.04

	2.4	1,991,899	$19.01	1,839,249	$17.72

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 29
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Share-based compensation (continued):

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2013 was $47.7 million compared with the recorded liability of $38.4 million. The difference between the fair value and the recorded liability of $9.3 million will be recognized over the weighted average remaining vesting period of approximately 1.8 years. The weighted average fair value was estimated at June 30, 2013 using the Black-Scholes option pricing model.

For the three and six month periods ended June 30, 2013, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $6.9 million (2012 – recovery of $3.6 million) and an expense of $23.9 million (2012 – expense of $7.1 million), respectively. This included an expense of $4.1 million (2012 – recovery of $6.4 million) and an expense of $19.1 million (2012 – expense of $1.4 million) related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2013.

(iii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2013, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2012 – $0.2 million) and $0.4 million (2012—$0.4 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at June 30, 2013 are as follows:

	Number of Deferred	Number of Restricted	Number of Performance
	Share Units	Share Units	Share Units
Outstanding at December 31, 2012	566,850	38,883	1,053,869
Granted	9,725	22,500	304,600
Granted in-lieu of dividends	2,391	280	4,305
Redeemed	(49,432)	—	(410,177)
Cancelled	—	—	(5,810)

Outstanding at March 31, 2013	529,534	61,663	946,787

Granted	397	—	—
Granted in-lieu of dividends	2,469	293	4,483
Cancelled	—	—	(1,880)

Outstanding at June 30, 2013	532,400	61,956	949,390

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2013 was $73.7 million compared with the recorded liability of $57.0 million. The difference between the fair value and the recorded liability of $16.7 million will be recognized over the weighted average remaining vesting period of approximately 2.0 years.

For the three and six month periods ended June 30, 2013, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $8.6 million (2012 – recovery of $0.1 million) and an expense of $27.7 million (2012 – expense of $14.0 million), respectively. This included an expense of $5.2 million (2012 – recovery of $4.1 million) and an expense of $20.9 million (2012 – expense of $6.2 million) related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2013.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 30
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and six month periods ended June 30, 2013 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2013	2012	2013	2012
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(35,677)	$(15,749)	$(60,105)	$(16,690)
Inventories	18,531	11,702	(14,596)	25,065
Prepaid expenses	(9,531)	(9,707)	(5,640)	(8,786)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	49,264	35,489	86,972	(21,287)

	22,587	21,735	6,631	(21,698)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(24,961)	(17,709)	(25,338)	(1,638)

Changes in non-cash working capital having a cash effect	$(2,374)	$4,026	$(18,707)	$(23,336)

These changes relate to the following activities:
Operating	$(3,986)	$18,173	$(19,023)	$(22,021)
Investing	1,612	(14,147)	316	(1,315)

Changes in non-cash working capital	$(2,374)	$4,026	$(18,707)	$(23,336)

11.	Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the Consolidated Statements of Financial Position at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the Consolidated Statements of Financial Position at fair value unless exempted. Changes in fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The euro hedges, Egypt interest rate swaps, and New Zealand dollar hedges designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges. These interest rate swaps had an outstanding notional amount of $329 million as at June 30, 2013. The notional amount decreases over the expected repayment period. At June 30, 2013, these interest rate swap contracts had a negative fair value of $26.0 million (2012—$36.8 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euro and buy New Zealand dollar at a fixed USD exchange rate. At June 30, 2013, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of €5.7 million and buy a notional amount of NZD $119.1 million in exchange for US dollars. The euro contracts had a positive fair value of $0.1 million (December 31, 2012 – negative fair value of $0.2 million) recorded in other assets and the New Zealand dollar contracts had a negative fair value of $4.3 million (December 31, 2012 – nil) recorded in current liabilities. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	June 30, 2013
As at	Carrying Value	Fair Value
Long-term debt	$1,203,300	$1,210,149

There is no publicly traded market for the limited recourse debt facilities, the fair value of which is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes was calculated by reference to a limited number of small transactions in June 2013. The fair value of the Company’s unsecured notes will fluctuate until maturity.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 31
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

12.	Adoption of New Accounting Standards:

a)	Effective January 1, 2013, the Company has adopted the following new IASB accounting standards related to consolidation and joint arrangements: IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; and IFRS 12, Disclosure of Interests in Other Entities.

As a result of the adoption of these new standards, the Company’s 63.1% interest in the Atlas entity is accounted for using the equity method. The Company has restated its Consolidated Statement of Financial Position as at January 1, 2012 and December 31, 2012 and its Consolidated Statement of Income and Comprehensive Income for the three and six months ended June 30, 2012. Reconciliations of the restatements of the Consolidated Statement of Financial Position as at December 31, 2012 and Consolidated Statement of Income and Comprehensive Income for the three and six months ended June 30, 2012 are as follows:

Consolidated Statement of Financial Position

As at December 31, 2012

		Restatement of
	As Previously	Atlas to Equity
	Stated	Method	As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$745,610	$(18,225)	$727,385
Trade and other receivables	429,203	(12,047)	417,156
Inventories	253,023	3,317	256,340
Prepaid expenses	28,314	(2,726)	25,588

	1,456,150	(29,681)	1,426,469
Non -current assets:
Property, plant and equipment	2,014,748	(251,875)	1,762,873
Investment in associate	—	184,665	184,665
Other assets	73,724	(5,170)	68,554

	2,088,472	(72,380)	2,016,092

	$3,544,622	$(102,061)	$3,442,561

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$353,744	$23,922	$377,666
Current maturities on long-term debt	53,334	(15,044)	38,290
Current maturities on other long-term liabilities	33,903	(3,581)	30,322

	440,981	5,297	446,278
Non-current liabilities:
Long-term debt	1,191,891	(35,810)	1,156,081
Other long-term liabilities	242,435	(42,223)	200,212
Deferred income tax liabilities	191,578	(29,325)	162,253

	1,625,904	(107,358)	1,518,546
Equity:
Capital stock	481,779	—	481,779
Contributed surplus	15,481	—	15,481
Retained earnings	805,661	—	805,661
Accumulated other comprehensive loss	(13,045)	—	(13,045)

Shareholders’ equity	1,289,876	—	1,289,876
Non-controlling interests	187,861	—	187,861

Total equity	1,477,737	—	1,477,737

	$3,544,622	$(102,061)	$3,442,561

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 32
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

12. Adoption of New Accounting Standards (continued):

Consolidated Statement of Income and Comprehensive Income

Three months ended June 30, 2012

	As Previously Stated	Restatement of Atlas to Equity Method	As Adjusted
Revenue	$656,103	$(42,320)	$613,783
Cost of sales and operating expenses	(506,769)	31,877	(474,892)
Depreciation and amortization	(44,436)	5,872	(38,564)
Geismar project relocation expenses	(3,686)	—	(3,686)

Operating income	101,212	(4,571)	96,641
Earnings of associate	—	1,315	1,315
Finance costs	(20,137)	2,547	(17,590)
Finance income and other expenses	(293)	12	(281)

Income before income tax expense	80,782	(697)	80,085
Income tax expense:		—
Current	(10,589)	(264)	(10,853)
Deferred	(4,048)	961	(3,087)

	(14,637)	697	(13,940)

Net income	$66,145	$—	$66,145

Change in fair value of forward exchange contracts, net of tax	(566)	—	(566)
Change in fair value of interest rate swap contracts, net of tax	(747)	—	(747)
Realized loss on interest rate swap reclassified to interest expense, net of tax	2,766	—	2,766

Comprehensive income	$67,598	$—	$67,598

Attributable to:
Methanex Corporation shareholders	52,883	—	52,883
Non-controlling interests	14,715	—	14,715

	$67,598	$—	$67,598

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 33
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

12. Adoption of New Accounting Standards (continued):

Consolidated Statement of Income and Comprehensive Income

Six months ended June 30, 2012

	As Previously Stated	Restatement of Atlas to Equity Method	As Adjusted
Revenue	$1,321,970	$(54,649)	$1,267,321
Cost of sales and operating expenses	(1,075,326)	47,470	(1,027,856)
Depreciation and amortization	(82,403)	8,438	(73,965)
Geismar project relocation expenses	(3,686)	—	(3,686)

Operating income	160,555	1,259	161,814
Earnings of associate	—	(6,013)	(6,013)
Finance costs	(38,670)	5,047	(33,623)
Finance income and other expenses	1,386	171	1,557

Income before income tax expense	123,271	464	123,735
Income tax expense:
Current	(15,157)	(993)	(16,150)
Deferred	(9,158)	529	(8,629)

	(24,315)	(464)	(24,779)

Net income	$98,956	$—	$98,956

Change in fair value of forward exchange contracts, net of tax	(871)	—	(871)
Change in fair value of interest rate swap contracts, net of tax	(3,360)	—	(3,360)
Realized loss on interest rate swap reclassified to interest expense, net of tax	5,702	—	5,702

Comprehensive income	$100,427	$—	$100,427

Attributable to:
Methanex Corporation shareholders	74,853	—	74,853
Non-controlling interests	25,574	—	25,574

	$100,427	$—	$100,427

b)	Effective January 1, 2013, the Company adopted IFRS 13, Fair Value Measurements. As a result of this new standard, incremental disclosures have been provided in note 11 to these condensed consolidated interim financial statements.
c)	Effective January 1, 2013, the Company adopted the revised IFRS 19, Employee Benefits. The adoption of this standard has not had a significant impact on the Company.
d)	Effective January 1, 2013, the Company adopted the revised IAS, Presentation of Financial Statements. The adoption of this standard has resulted in a change to the presentation of the Company’s Consolidated Statements of Comprehensive Income.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 34
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Quarterly History (unaudited)

	YTD 2013	Q2 2013	Q1 2013	2012	Q4	Q3	Q2	Q1	2011	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Methanex-produced	2,045	1,021	1,024	4,039	1,059	1,053	1,001	926	3,853	1,052	983	970	848
Purchased methanol	1,337	749	588	2,552	651	641	569	691	2,815	644	672	664	835
Commission sales [1]	461	242	219	855	176	205	276	198	846	208	235	231	172

	3,843	2,012	1,831	7,446	1,886	1,899	1,846	1,815	7,514	1,904	1,890	1,865	1,855

METHANOL PRODUCTION
(thousands of tonnes)
New Zealand	670	361	309	1,108	378	346	210	174	830	211	209	207	203
Atlas, Trinidad (63.1%)	449	201	248	826	180	255	264	127	891	195	170	263	263
Titan, Trinidad	350	169	181	786	189	186	196	215	711	180	224	186	121
Egypt (60%)	296	163	133	557	129	62	164	202	532	132	191	178	31
Medicine Hat	260	129	131	481	132	117	118	114	329	130	125	74	—
Chile	67	12	55	313	59	59	82	113	554	113	116	142	183

	2,092	1,035	1,057	4,071	1,067	1,025	1,034	945	3,847	961	1,035	1,050	801

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	418	425	412	382	389	373	384	382	374	388	377	363	367
($/gallon)	1.26	1.28	1.24	1.15	1.17	1.12	1.15	1.15	1.12	1.17	1.13	1.09	1.10
PER SHARE INFORMATION ($ per share) [3]
Basic net income (loss)	1.21	0.57	0.64	(0.73)	(1.49)	(0.03)	0.56	0.24	2.16	0.69	0.67	0.44	0.37
Diluted net income (loss)	1.19	0.56	0.63	(0.73)	(1.49)	(0.03)	0.50	0.23	2.06	0.68	0.59	0.43	0.37
Adjusted net income [4]	1.94	1.02	0.92	1.90	0.64	0.38	0.47	0.41	1.93	0.69	0.43	0.41	0.39

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[3]	Per share information calculated using amounts attributable to Methanex shareholders.
[4]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2013 SECOND QUARTER REPORT	PAGE 35
QUARTERLY HISTORY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: July 24, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary